SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No.1)(1)


                                 QUESTEC, INC.
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                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
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                         (Title of Class of Securities)


                                    747936102
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                                 (CUSIP Number)




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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No.747936102


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                               Edward J. Plumacher
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.A.
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  NUMBER OF    5.   SOLE VOTING POWER                      0

   SHARES
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BENEFICIALLY   6.   SHARED VOTING POWER                    4,412,333 (1)

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER                 0

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER               4,412,333 (1)

    WITH
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                  4,412,333 (1)
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [X] (2)

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                   12.95% (3)
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12.  TYPE OF REPORTING PERSON*


                                       IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


1    Mr. Plumacher owns all of the shares of Common Stock jointly with his wife.

2 The aggregate amount disclosed in Row 9 does not include beneficial ownership of 146,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife as custodian for their minor children pursuant to the New York Uniform Transfers to Minors Act, as to which shares Mr. Plumacher disclaims any beneficial interest. The aggregate amount in Row 9 also does not include beneficial ownership of 12,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife in her Individual Retirement Account, as to which shares Mr. Plumacher disclaims any beneficial interest.

3 Calculated on the basis of 34,065,542 shares of the Issuer's Common Stock outstanding as of December 31, 2001.

Item 1(a).  Name of Issuer:


                                  QuesTec, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:


                            160B West Industry Court
                            Deer Park, New York 11729
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Item 2(a).  Name of Person Filing:


                               Edward J. Plumacher
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Item 2(b).  Address of Principal Business Office, or if None, Residence:


                            160B West Industry Court
                            Deer Park, New York 11729
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Item 2(c).  Citizenship:


                                     U.S.A.
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Item 2(d).  Title of Class of Securities:


                         Common Stock, $.0001 Par Value
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Item 2(e).  CUSIP Number:


                                    747936102
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Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

                               None of the above

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

                              4,412,333 (1) shares.
          ----------------------------------------------------------------------

     (b)  Percent of class:
                                   12.95% (2)
          ----------------------------------------------------------------------

1 Mr. Plumacher owns all of the shares of Common Stock jointly with his wife. This figure does not include beneficial ownership of 146,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife as custodian for their minor children pursuant to the New York Uniform Transfers to Minors Act, as to which shares Mr. Plumacher disclaims any beneficial interest. This figure also does not include beneficial ownership of 12,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife in her Individual Retirement Account, as to which shares Mr. Plumacher disclaims any beneficial interest.

2 Calculated on the basis of 34,065,542 shares of the Issuer's Common Stock outstanding as of December 31, 2001.


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                                    0 shares,

          (ii)  Shared power to vote or to direct the vote

                              4,412,333 (1) shares,

          (iii) Sole power to dispose or to direct the disposition of

                                    0 shares,

          (iv)  Shared power to dispose or to direct the disposition of

                              4,412,333 (1) shares,

1 Mr. Plumacher owns all of the shares of Common Stock jointly with his wife. This figure does not include beneficial ownership of 146,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife as custodian for their minor children pursuant to the New York Uniform Transfers to Minors Act, as to which shares Mr. Plumacher disclaims any beneficial interest. This figure also does not include beneficial ownership of 12,000 shares of the Issuer's Common Stock held by Mr. Plumacher's wife in her Individual Retirement Account, as to which shares Mr. Plumacher disclaims any beneficial interest.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Mr. Plumacher owns all of the shares of Common Stock jointly with his wife.
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Item     7. Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company or Control Person.


                                 Not applicable
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Item 8.  Identification  and  Classification  of Members of the Group.


                                 Not applicable
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Item 9.  Notice of Dissolution of Group.


                                 Not applicable
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Item 10.  Certifications.


                                 Not applicable
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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 15, 2002
                                        ----------------------------------------
                                                        (Date)


                                          /s/ Edward J. Plumacher
                                        ----------------------------------------
                                                      (Signature)


                                              Key Employee
                                        ----------------------------------------
                                                      (Name/Title)